Exhibit 3.80

CERTIFICATE OF FORMATION

OF

RT NORTHERN CALIFORNIA FRANCHISE, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to. the requirements of the State of Delaware (particularly Chapter 18, Title 6, Section 18-201 of the Delaware Limited Liability Company Act and the acts amendatory thereof and supplemental thereto) hereby certifies that:

FIRST:	The name of the limited liability company is RT Northern California Franchise, LLC (hereinafter referred to as the “Limited Liability Company”).

SECOND:	The address of the registered office and the name and address of. the registered agent of the Limited Liability Company required’ to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are The Corporation Trust Company. 1209 Orange Street, Wilmington, Delaware 19801.

Executed as of the 8th day of March, 2000.

/s/ Carol D. Newman
Carol D. Newman, Authorized Person